        Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

Medtronic Launches Exchange Offer to Complete Separation of MiniMed Group, Inc.

Medtronic shareholders can exchange their Medtronic
ordinary shares for shares of MiniMed
Provides Medtronic shareholders with option for a generally tax-free exchange for
U.S. federal income tax purposes

GALWAY, Ireland, September 14, 2026 – Medtronic plc (Medtronic; NYSE: MDT) today announced that it has commenced an exchange offer to split off at least 80.1% of the shares of MiniMed Group, Inc. (MiniMed; Nasdaq: MMED). MiniMed, formerly Medtronic’s Diabetes business, completed its initial public offering in March 2026 with Medtronic retaining an approximately 90% ownership interest in MiniMed. Through the exchange offer, Medtronic shareholders can exchange their Medtronic ordinary shares for shares of MiniMed common stock, subject to the terms of the offer. The exchange offer is expected to be generally tax-free to Medtronic and participating shareholders for U.S. federal income tax purposes.
“Today’s launch reflects our confidence in MiniMed as an independent company and in the opportunities that lie ahead,” said Geoff Martha, Medtronic Chairman and Chief Executive Officer. “MiniMed is delivering strong results, has a rich innovation pipeline, and a leadership team with a clear vision for the future. Going forward as an independent company, MiniMed will have the focus and flexibility to build on its momentum, while Medtronic can further focus our capital allocation on our growing Cardiovascular, Neuroscience, and Surgical portfolios so we can continue accelerating our innovation and growth to bring new therapy options to patients around the world.”
The exchange offer will permit Medtronic shareholders to exchange their Medtronic ordinary shares for shares of MiniMed common stock at a 7% discount, subject to an upper limit of 4.5939 shares of MiniMed common stock per Medtronic ordinary share tendered and accepted in the exchange offer. If the upper limit is not in effect, tendering shareholders are expected to receive approximately $107.53 of MiniMed common stock for every $100 of Medtronic ordinary shares tendered.
Medtronic will determine the prices at which Medtronic ordinary shares and shares of MiniMed common stock will be exchanged by reference to the arithmetic average of the daily volume-weighted average prices of shares of Medtronic ordinary shares on the NYSE and MiniMed common stock on the Nasdaq during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer, which are expected to be October 5, 6 and 7, 2026, if the exchange offer is not extended or terminated. The final exchange ratio, reflecting the number of shares of MiniMed common stock that tendering shareholders will receive for each Medtronic ordinary share accepted in the exchange offer, will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). To the extent feasible, Medtronic intends to announce the final exchange ratio (and whether the upper limit is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date. The final exchange ratio, when announced, and a daily indicative exchange ratio beginning on the third trading day of the exchange offer period, also will be available at http://www.dfking.com/MDTSeparation.
The completion of the exchange offer is subject to certain conditions, including: at least 112,680,647 shares of MiniMed common stock being issued in exchange for outstanding Medtronic ordinary shares validly tendered in the exchange offer; and the receipt of an opinion of counsel that the exchange offer will qualify as a generally tax-free transaction to Medtronic and its participating shareholders for U.S. federal income tax purposes, except with respect to the receipt of cash in lieu of fractional shares.
Medtronic currently owns 252,813,348 shares of MiniMed common stock, representing approximately 90% of the total outstanding shares of MiniMed common stock. Medtronic is offering to exchange up to 225,361,295 shares of MiniMed common stock for outstanding Medtronic ordinary shares in the exchange offer. If the exchange offer is oversubscribed, Medtronic currently intends, without extending the exchange offer period, to exchange an additional 27,452,053 shares of MiniMed common stock, which amount constitutes all of Medtronic’s remaining interest in MiniMed. If the exchange offer is consummated but not fully subscribed, Medtronic intends to divest the shares of MiniMed common stock that it continues to beneficially own through a subsequent spin-off, split-off, debt-for-equity exchange, or any combination of these potential transactions.
The exchange offer is voluntary for Medtronic shareholders. No action is necessary for Medtronic shareholders who choose not to participate.
The terms and conditions of the exchange offer are outlined in a registration statement on Form S-4 that has been filed by MiniMed with the U.S. Securities and Exchange Commission (the “SEC”) and a tender offer statement on Schedule TO to be filed by Medtronic with the SEC today.
Goldman Sachs & Co. LLC and BofA Securities, Inc. will serve as dealer managers for the exchange offer.
About Medtronic
Bold thinking. Bolder actions. We are Medtronic. Medtronic plc, headquartered in Galway, Ireland, is the leading global healthcare technology company that boldly attacks the most challenging health problems facing humanity by searching out and finding solutions. Our Mission — to alleviate pain, restore health, and extend life — unites a global team of 95,000+ passionate people across more than 150 countries. Our technologies and therapies treat 70 health conditions and include cardiac devices, surgical robotics, insulin pumps, surgical tools, patient monitoring systems, and more. Powered by our diverse knowledge, insatiable curiosity, and desire to help all those who need it, we deliver innovative technologies that transform the lives of two people every second, every hour, every day. Expect more from us as we empower insight-driven care, experiences that put people first, and better outcomes for our world. In everything we do, we are engineering the extraordinary.
Cautions Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this press release, including to reflect future events or circumstances.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a Prospectus. The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Medtronic will file with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that

Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1 (877) 361-7972 (toll-free for shareholders) or +1 (646) 845-0146 (banks, brokers, and all others outside the United States).

Contacts:
Justin Paquette
Public Relations
+1-612-271-7935

Ingrid Goldberg
Investor Relations
+1-763-505-2696

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